UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice Concerning Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause through Private Placement in Japan

Tokyo, March 17, 2015 — Today, Mitsubishi UFJ Financial Group, Inc. (MUFG) has determined the issuance of its first series of unsecured perpetual subordinated bonds with optional-redemption clause and write-down clause for qualified institutional investors only.

Mitsubishi UFJ Financial Group, Inc. first series of unsecured perpetual subordinated bonds with optional-redemption clause and write-down clause for qualified institutional investors only

1.	Issue Amount	JPY 100 billion

2.	Term

Perpetual

Provided, however, that the issuer may, at its discretion, redeem the bonds on any interest payment date on July 15, 2020 or thereafter or upon the occurrence of a tax event or a capital event.

3.	Denomination	JPY 100 million

4.	Amount to Be Paid	JPY 100 per face value of JPY 100

5.	Interest Rate	From the day immediately following March 23, 2015 until July 15, 2020: 2.70% per annum From the day immediately following July 15, 2020: 6-month euro-yen LIBOR + 2.40%

6.	Subscription Period	March 17, 2015

7.	Payment Date	March 23, 2015

8.	Interest Payment Dates	January 15 and July 15 of each year

9.	Summary of Interest Cancellation Clause

(1) Optional cancellation of interest payments

MUFG, at its discretion, may cancel all or part of the interest payments on the bonds when it deems necessary, in which case MUFG shall not make dividend payments (in case of the preferred shares directly issued by MUFG which rank most senior in priority of payment as to dividends among shares, dividend payment in excess of the product of one-half of the amount of the preferred dividend and a ratio, the numerator of which is the amount of interest to be paid on the bonds and the denominator of which is the amount of interest which should have been paid on the bonds) to shareholders as of the immediately preceding record date of dividend payment.

(2) Interest payable amount limitation

The amount of interest payable on any interest payment date on the bonds shall not exceed the Interest Payable Amount and MUFG shall not pay any amount of interest on the bonds in excess of the Interest Payable Amount.

(The “Interest Payable Amount” will be calculated by dividing the Adjusted Distributable Amount on a pro rata basis among the amount of interest payable under the bonds and the total amount of interests and dividends, etc. payable on the same interest payment date under the preferred shares directly issued by MUFG which rank most senior in priority of payment as to dividends among shares as well as parity securities.

The “Adjusted Distributable Amount” will be the distributable amount under the Companies Act as of the interest payment date less the total amount of interests and dividends, etc. of parity securities and junior securities paid on any day preceding the interest payment date within the fiscal year in which such interest payment date falls.)

10.	Summary of Write-down Clause

(1) Write-down upon the occurrence of a loss absorption event

When MUFG’s consolidated Common Equity Tier1 capital ratio falls below 5.125%, the principal amount of, and the corresponding amount of interest on, the bonds shall be written down to the extent necessary, as determined by MUFG in consultation with the Financial Services Agency of Japan or other relevant regulatory authority, to make MUFG’s consolidated Common Equity Tier 1 capital ratio exceed 5.125% by write-down or conversion to ordinary shares of all or part of the bonds and its other Additional Tier1 liabilities on a pro rata basis.

(2) Write-down upon the occurrence of a non-viability event

The principal amount of and interests on the bonds shall be written down to zero when it is confirmed that the “specified item 2 measures (tokutei dai nigou sochi),” which are the measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, need to be applied to MUFG.

(3) Write-down upon the occurrence of a bankruptcy proceedings commencement event

The principal amount of and interest on the bonds shall be written down to zero when it is adjudicated that MUFG becomes subject to bankruptcy and other insolvency proceedings.

11.	Use of Proceeds	To enhance the regulatory capital of MUFG and its consolidated subsidiaries (including provision of subordinated loans to its consolidated subsidiaries). The bonds will be qualified as MUFG’s Additional Tier1 capital under the current applicable capital adequacy requirements.

12.	Liquidation Preference	The bonds rank, as to the payment of liabilities in our liquidation proceedings (excluding special liquidation proceedings), effectively, junior to the general creditors and dated subordinated creditors of MUFG, senior to the MUFG’s common shares, and pari passu with MUFG’s preferred shares and its special purpose companies’ preferred securities.

13.	Method of Offering	Private placements only to qualified institutional investors in Japan

14.	Fiscal Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

15.	Securities Depository	Japan Securities Depository Center, Incorporated

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing the issuance of Mitsubishi UFJ Financial Group, Inc. first series of unsecured perpetual subordinated bonds with optional-redemption clause and write-down clause for qualified institutional investors only and not for the purpose of soliciting investment. This press release is not intended to, and will not, constitute an offer to sell or the solicitation of an offer to buy securities in the United States. The bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.

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